

FOR IMMEDIATE RELEASE

For more information contact:
Richard L. Bergmark, 713-328-2101
Fax: 713-328-2151

CORE LAB ANTICIPATES Q1 2010 EPS
ABOVE PRIOR GUIDANCE AND
ESTABLISHES Q2 2010 GUIDANCE

AMSTERDAM (15 April 2010) - Core Laboratories (NYSE: "CLB") announced that it now expects first quarter 2010 earnings per diluted share (EPS) to range between $1.35 and $1.38, exceeding prior guidance of $1.20 to $1.25.   First quarter 2010 net income is expected to range between $31,650,000 and $32,350,000, and revenue is expected to be approximately $185,000,000. The anticipated Q1 2010 ranges for EPS, net income, and revenue would produce increases on a year-over-year and sequential-quarter basis. Operating margins are expected to increase to approximately 27%, with sequential quarterly incremental margins exceeding 50%. During the first quarter of 2010, the Company bought back 703,902 shares. Core anticipates that year-over-year, first quarter-ending cash balances increased by over $65,000,000 to over $138,000,000. The Company expects the first quarter 2010 effects of foreign currency translation to be immaterial and the effective tax rate to be within the 31% to 32% range.

Business Update
The improvements in Core's anticipated quarterly results are due to stronger than expected performances from each of the Company's three operating segments, especially Production Enhancement and Reservoir Management. Reservoir Description operations continued to benefit from high volumes of core analyses, reservoir fluids phase-behavior studies, and crude oil testing, inspection, distillation, fractionation, and characterization projects from both offshore South Atlantic margins, North Africa, the Middle East, including high-margin projects in both northern and southern Iraq, and Asia-Pacific regions.

Production Enhancement realized unprecedented demand for its ZeroWash[®] and SpectraChem[®] Plus+ fracture diagnostics technologies, which are used to optimize multi-stage fracture stimulation programs. Operating companies are combining large proprietary core analysis data sets, including extensive quantitative rock mechanics data, with fracture diagnostics technologies provided by Core Lab to stimulate unconventional natural gas and oil shale reservoirs. Fracture stimulation programs based on measured petrophysical and geological data sets are proving to be much more effective than programs based on low-tech geometric designs. Once a formation has been fracture-stimulated, Core's SpectraScan[®] technology is used to determine which specific perforations did, or did not, have enough proppant injected to hold the producing formation open and permit hydrocarbon flow into the wellbore.

In addition, the Company's patented and proprietary HERO[TM] (High Efficiency Reservoir Optimization) line of perforating charges and gun systems has increased market share in North American natural gas and oil shale reservoirs and has increased market penetration in Middle East and Asia-Pacific perforating markets.

Reservoir Management operations, which continued to expand joint-industry projects in the Eagle Ford, Haynesville, and Marcellus shales, are expected to post its second most profitable quarter in Company history, with operating margins exceeding 35%. Reservoir

Management also initiated a joint-industry study of the Montney Shale, and its lateral equivalents, in the Horn River basin in northeastern British Columbia and western Alberta, Canada. Core also has been requested by a number of oil companies to initiate a joint-industry study of the fractured, oil-prone Niobrara shale in the northern Denver-Julesburg and Powder River basins. Work continues on the numerous joint-industry projects of both South Atlantic coastal margins.

Second Quarter 2010 Earnings Guidance
For the second quarter of 2010, Core expects revenue to range between $185,000,000 and $190,000,000, with EPS in the $1.39 to $1.44 range, tempered by seasonal conditions in Canada and the anticipated slowing of North American natural gas drilling and completion activities. Operating margins are expected to be approximately 28%, equaling the highest ever reported by Core, with year-over-year quarterly incremental margins of up to approximately 35%.

This second quarter guidance excludes any gains or losses that may originate from the repurchase of outstanding debt, any effects of foreign currency translations, and assumes an effective tax rate between 31% and 32%. In addition, second quarter guidance does not consider shares that may be repurchased by the Company or shares that may be added to the share count relative to amounts outstanding on Core's Senior Exchangeable Notes.

A first quarter earnings press release will be issued after market close on 28 April 2010, and the Company has scheduled a conference call to begin at 7:30 a.m. CDT on Thursday, 29 April 2010. To listen to the call, please go to Core's website at www.corelab.com at least fifteen minutes prior to the start of the call.

For those who are not available to listen to the live webcast, a replay will be available on Core's website shortly after the call and will remain on the site for 10 days

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Core Laboratories N.V. (www.corelab.com) is a leading provider of proprietary and patented reservoir description, production enhancement, and reservoir management services used to optimize petroleum reservoir performance. The Company has over 70 offices in more than 50 countries and is located in every major oil-producing province in the world.

This release includes forward-looking statements regarding the future revenues, profitability, business strategies and developments of the Company made in reliance upon the safe harbor provisions of Federal securities law. The Company's outlook is subject to various important cautionary factors, including risks and uncertainties related to the oil and natural gas industry, business conditions, international markets, international political climates and other factors as more fully described in the Company's 2009 Form 10-K filed on 19 February 2010, and in other securities filings. These important factors could cause the Company's actual results to differ materially from those described in these forward-looking statements. Such statements are based on current expectations of the Company's performance and are subject to a variety of factors, some of which are not under the control of the Company. Because the information herein is based solely on data currently available, and because it is subject to change as a result of changes in conditions over which the Company has no control or influence, such forward-looking statements should not be viewed as assurance regarding the Company's future performance. The Company undertakes no obligation to publicly update any forward looking statement to reflect events or circumstances that may arise after the date of this press release.

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